AB 3/4

[redacted]

10029414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48198 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC-PACIFIC CAPITAL, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 GREENWICH AVENUE 2ND FLOOR
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY BOSSONE 203-861-5480
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

90 GROVE STREET (Address) RIDGEFIELD (City) CT (State) 06897 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/19

## OATH OR AFFIRMATION

I, Anthony Bossone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic-Pacific Capital, Inc. I, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY L GONSKA
NOTARY PUBLIC
CONNECTICUT
MY COMMISSION EXPIRES 8/31/2013

Cindy L. Gonska
Notary Public

Anthony Bossone
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Atlantic-Pacific Capital, Inc.
## Table of Contents
## December 31, 2009

Page(s)

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

*Partners:*
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

**Report of Independent Auditors**

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. (the "Company") as of December 31, 2009, and the related consolidated statements of operations, changes in stockholder's equity and comprehensive loss, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Atlantic-Pacific Capital Limited and Atlantic Pacific Capital Asia Limited, both wholly owned subsidiaries, which statements reflect total assets of $518,321 and $749,051, respectively, as of December 31, 2009, and total revenues of $2,067,276 and $584,604, respectively, for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Atlantic-Pacific Capital Limited and Atlantic Pacific Capital Asia Limited, are based solely on the reports of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Reynolds & Rowella, LLP
Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 22, 2010



90 Grove Street, Suite 101
Ridgefield, CT 06877
*(203) 438-0161*

87 Old Ridgefield Road
Wilton, CT 06897
*(203) 762-2419*

51 Locust Avenue, Suite 303
New Canaan, CT 06840
*(203) 972-5191*

**Fax: (203) 431-3570** **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

# Atlantic-Pacific Capital, Inc.
## Consolidated Statement of Financial Condition
## December 31, 2009

| | |
|---|---|
| **Assets** | |
| **Current assets** | |
| Cash | $ 3,701,267 |
| Placement fees receivable | 8,904,267 |
| Due from funds | 903,199 |
| Due from affiliates | 450,239 |
| Other current assets | 358,091 |
| **Total current assets** | 14,317,063 |
| **Property and equipment, net** | 2,056,053 |
| **Other assets** | |
| Placement fees receivable | 6,724,828 |
| Other investment | 300,000 |
| Security deposits | 157,600 |
| Investment in affiliates | 1,277 |
| **Total other assets** | 7,183,705 |
| **Total assets** | $ 23,556,821 |
| **Liabilities and stockholder's equity** | |
| **Current liabilities** | |
| Accounts payable and accrued expenses | $ 660,519 |
| Accrued revenue participation | 120,680 |
| **Total current liabilities** | 781,199 |
| **Total liabilities** | 781,199 |
| **Stockholder's equity** | 22,775,622 |
| Total liabilities and stockholder's equity | $ 23,556,821 |

The accompanying notes are an integral part of these financial statements.

## Atlantic-Pacific Capital, Inc.
## Consolidated Statement of Operations
## Year Ended December 31, 2009

| | |
|---|---|
| **Revenues** | |
| Placement fees | $ 9,655,201 |
| Interest income | 240,831 |
| Other revenue | 141,765 |
| **Total revenues** | 10,037,797 |
| **Operating expenses** | |
| Salaries and related benefits | 6,056,649 |
| Professional fees | 1,659,200 |
| Travel | 490,840 |
| General and administrative | 1,833,012 |
| Depreciation and amortization | 319,971 |
| **Total operating expenses** | 10,359,672 |
| **Loss from operations** | (321,875) |
| **Income taxes** | 158,568 |
| **Net loss** | $ (480,443) |

The accompanying notes are an integral part of these financial statements.

# Atlantic-Pacific Capital, Inc.
## Consolidated Statement of Changes in Stockholder's Equity and Comprehensive Loss
## Year Ended December 31, 2009

| | Common Stock* | Additional Paid-in-Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Stockholder's Equity | Comprehensive Loss |
|---|---|---|---|---|---|---|
| **Balance, December 31, 2008** | $ 1 | $ 178,610 | $24,682,670 | $ (492,186) | $ 24,369,095 | $ - |
| Distributions to stockholder | - | - | (1,091,014) | - | (1,091,014) | - |
| Net loss | - | - | (480,443) | - | (480,443) | (480,443) |
| Currency translation adjustment | - | - | | (22,016) | (22,016) | (22,016) |
| **Balance, December 31, 2009** | $ 1 | $ 178,610 | $23,111,213 | $ (514,202) | $ 22,775,622 | $ (502,459) |

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these financial statements.



Reynolds & Rowella LLP

# Atlantic-Pacific Capital, Inc.
## Consolidated Statement of Cash Flows
## Year Ended December 31, 2009

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (480,443) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 319,971 |
| Loss on disposal of equipment | 21,641 |
| Changes in operating assets and liabilities | |
| Placement fees receivable | 4,667,308 |
| Due from funds | 537,993 |
| Due from affiliates | (439,529) |
| Other assets | (159,348) |
| Accounts payable and accrued expenses | (319,071) |
| Accrued revenue participation | (8,639,505) |
| **Net cash used in operating activities** | (4,490,983) |
| **Cash flows from investing activities** | |
| Capital expenditures | (24,063) |
| **Net cash used in investing activities** | (24,063) |
| **Cash flows from financing activities** | |
| Distributions to stockholder | (1,091,014) |
| **Net cash used in financing activities** | (1,091,014) |
| Effect of exchange rate | (22,016) |
| **Net decrease in cash** | (5,628,076) |
| **Cash - beginning of year** | 9,329,343 |
| **Cash - end of year** | $ 3,701,267 |
| Cash paid during the year for: | |
| Income taxes | $ 145,385 |

The accompanying notes are an integral part of these financial statements.

## 1. Nature of Business

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company raises capital from institutional investors and high net worth individuals for interests in private equity limited partnerships and hedge funds (collectively, the "Funds") that are not publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a fee retainer and schedule of fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company has two active subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. which operates in London, England, markets the services of the Company in Europe. APC Asia Ltd. which operates in Hong Kong, China, markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation
The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

### Foreign Currency Translation
The Company's functional currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts are translated at year-end exchange rates and income and expenses are translated using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of comprehensive loss on the consolidated statement of changes in stockholder's equity and comprehensive loss.

### Revenue and Expense Recognition
Placement fees are recognized as earned upon acceptance by a Fund of capital or capital commitments. The Company receives non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned ratably over the longer of the term of the client engagement or relationship with these clients, and are included in placement fees on the consolidated statement of operations. All other income and expenses are recognized when earned and incurred, respectively.

### Placement Fees Receivable
Placement fees receivable are due over one to three years commencing upon acceptance by a Fund of capital or capital commitments. Placement fees accrue interest as various rates. The company recognized $217,657 of interest income on the unpaid balance for the year ended December 31, 2009. Placement fees maybe prepaid in whole or in part any time without premium or penalty.

The Company recognizes an allowance for uncollectible placement fees by individual account analysis based on the client's ability to pay, willingness to pay and the expected recovery of amounts from applicable collection methods. No allowance was considered necessary at December 31, 2009.

**Cash and Cash Equivalents**
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

**Revenue Participation**
Pursuant to agreements with certain employees, under specific circumstances, the Company is obligated to compensate such individuals at agreed upon percentages of placement fees and interest received ("revenue participation"). The Company recognizes revenue participation expense ratably from the time the Company records revenue until the related placement fees and interest are received by the Company. Revenue participation expense is included in salaries and related benefits on the consolidated statement of operations.

**Due from Funds**
The Company is reimbursed by the Funds for all reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided.

**Property and Equipment**
Property and equipment are recorded at cost. Depreciation and amortization is provided using accelerated methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets. During 2009 the Company revised its salvage value estimate relating to the aircraft by $1,587,000, based upon a review of the market place. This change in estimate will result in the Company recognizing less depreciation expense over the aircraft's remaining useful life. Property and equipment consist of the following:

| Asset | Life | Carrying Value |
|---|---|---|
| Computer equipment and software | 3 - 5 years | $ 281,302 |
| Furniture and fixtures | 5 - 7 years | 677,254 |
| Aircraft | 5 - 7 years | 2,116,000 |
| Leasehold improvements | The lesser of the life of lease or the leasehold improvements | 1,123,606 |
| | | 4,198,162 |
| Less accumulated depreciation and amortization | | (2,142,109) |
| | | $ 2,056,053 |

**Other Investment**
The Company has an investment in the common stock of WisdomTree Investments, Inc. valued at cost due to the restrictions on transferability. Fair market value could differ significantly from cost but the Company is unable to determine value due to the investment being in a private company.

**Income Taxes**
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on APC, Inc.'s taxable income. Based upon various apportionment factors and state income tax laws, APC, Inc. may be liable for income taxes in certain states in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong based upon its taxable income.

**Use of Estimates in Financial Statements**
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**Events Occurring after Reporting Date**
The Company has evaluated events and transactions occurring between December 31, 2009 and February 22, 2010, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

## 3. Income Taxes

Income taxes consist of the following at December 31, 2009:

| | | |
|---|---|---|
| APC, Inc. state tax provision | $ | 145,385 |
| APC Asia Ltd. corporation income tax provision | | 13,183 |
| Total income tax expense | $ | 158,568 |

APC Ltd. has a deferred tax asset of $637,840 which has been fully reserved for due to the uncertainty of its recoverability.

## 4. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through March, 2012.

The following is a schedule of future minimum lease payments required under these noncancellable operating leases:

| Year Ending December 31, | |
|---|---|
| 2010 | $ 764,229 |
| 2011 | 467,905 |
| 2012 | 71,375 |
| | $ 1,303,509 |

Rent expense for the year ended December 31, 2009 totaled $919,338. It is reflected on the consolidated statement of operations as a component of general and administrative expenses.

**5. Profit Sharing Plan**

The Company sponsors a profit sharing plan covering substantially all of its employees. Contributions at the discretion of the board of directors are determined as a percentage of each covered employee's compensation and totaled $157,235 for the year ended December 31, 2009.

**6. Concentration of Credit Risk**

The Company maintains cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At all times during the year, balances exceeded insured limits. The Company has not experienced any losses in the past in these accounts.

The Company derives its revenue from a small number of clients and there is a concentration of receivables associated with these clients.

**7. Commitments and Contingencies**

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

On February 19, 2009, the Company commenced arbitration action against a client who terminated its agreement with the Company without cause. As a result of this action, on December 7, 2009 the Company was awarded $7,015,069 which included placement fees of $6,487,142, reimbursed expenses of $376,128 and interest of $151,799. All amounts due were received in full on February 4, 2010.

**8. Related Party Transactions**

The Company's sole stockholder from time to time uses Company resources to provide services to affiliates also owned by the Company's stockholder. The Company has an amount due from an affiliate of $444,201 as of December 31, 2009, of which, $435,133 relates to the use of the Company's aircraft during 2009. The remaining balance of $9,068 relates to administrative services provided during the year. Amounts charged to the affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred.

The Company also has $6,038 due from employees as of December 31, 2009 for employees personal expenses paid for by the Company. These amounts are typically reimbursed by employees within one month.

## 9. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

## 10. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2009, the Company had net capital of $2,549,044 which was $2,508,219 in excess of the minimum net capital requirement of $40,825. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

# Supplementary Information
# December 31, 2009

# Atlantic-Pacific Capital, Inc.
## Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
## December 31, 2009

| | |
|---|---|
| **Stockholder's equity** | $ 22,733,268 |
| Less: nonallowable assets | |
| Placement fees receivable | 15,385,789 |
| Property and equipment | 1,966,306 |
| Due from funds | 903,199 |
| Investment in and receivable from affiliates | 1,251,430 |
| Other assets | 638,380 |
| **Total nonallowable assets** | 20,145,104 |
| Less: haircuts | 39,120 |
| **Net capital** | $ 2,549,044 |
| **Minimum net capital required ($5,000 or 6 2/3% of aggregate indebtedness)** | 40,825 |
| **Excess Net Capital** | $ 2,508,219 |
| **Excess Net Capital at 1000 percent** | $ 2,487,805 |
| **Aggregate indebtedness** | $ 612,386 |
| **Ratio: Aggregate indebtedness to net capital** | 0.24 |

**Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)**
**December 31, 2009**

The net capital computation above does not differ from that filed by the Company on January 27, 2009 in its unaudited filing.

## Atlantic-Pacific Capital, Inc.
### Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
### December 31, 2009

The Company is exempt under Rule 15c3-3 (k)(2)(i).

# Atlantic-Pacific Capital, Inc.
## Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
## December 31, 2009
## (in U.S. dollars)

| | Audited Consolidated Statement of Financial Condition | Subsidiaries Excluded, Reclassifications, and Eliminations | Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | | |
| Cash | $ 3,701,267 | $ (743,523) | $ 2,957,744 |
| Placement fees receivable | 8,904,267 | - | 8,904,267 |
| Due from funds | 903,199 | - | 903,199 |
| Due from affiliates | 450,239 | - | 450,239 |
| Other current assets | 358,091 | (86,291) | 271,800 |
| **Total current assets** | 14,317,063 | (829,814) | 13,487,249 |
| **Property and equipment, net** | 2,056,053 | (89,747) | 1,966,306 |
| **Other assets** | | | |
| Placement fees receivable | 6,724,828 | - | 6,724,828 |
| Other investment | 300,000 | - | 300,000 |
| Security deposits | 157,600 | (53,358) | 104,242 |
| Investment in affiliates | 1,277 | 761,751 | 763,028 |
| **Total other assets** | 7,183,705 | 708,394 | 7,892,098 |
| **Total assets** | $ 23,556,821 | $ (211,167) | $ 23,345,653 |
| **Liabilities and stockholder's equity** | | | |
| **Current liabilities** | | | |
| Accounts payable and accrued expenses | $ 660,519 | $ (309,518) | $ 351,001 |
| Due to affiliates | - | 140,704 | 140,704 |
| Accrued revenue participation | 120,680 | - | 120,680 |
| **Total current liabilities** | 781,199 | (168,814) | 612,385 |
| **Total liabilities** | 781,199 | (168,814) | 612,385 |
| **Stockholder's equity** | 22,775,622 | (42,353) | 22,733,268 |
| **Total liabilities and stockholder's equity** | $ 23,556,821 | $ (211,167) | $ 23,345,653 |

# Report of Independent Auditors on Internal Control Pursuant to SEC Rule 17a-5 December 31, 2009

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

*Partners:*
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

**Report of Independent Auditors on Internal Control**
**Pursuant to SEC Rule 17a-5**

To the Board of Directors of
Atlantic-Pacific Capital Inc.
Greenwich, Connecticut

In planning and performing our audit of the financial statements of Atlantic-Pacific Capital Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in



90 Grove Street, Suite 101
Ridgefield, CT 06877
*(203) 438-0161*

87 Old Ridgefield Road
Wilton, CT 06897
*(203) 762-2419*

51 Locust Avenue, Suite 303
New Canaan, CT 06840
*(203) 972-5191*

***Fax: (203) 431-3570*** ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 22, 2010

# Atlantic-Pacific Capital, Inc.

## Consolidated Financial Statements
## and Supplementary Information
## December 31, 2009
## Confidential

Reynolds & Rowella LLP

ATLANTIC-PACIFIC CAPITAL, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGEED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION
DECEMBER 31, 2009

Reynolds & Rowella LLP

Reynolds & Rowella LLP
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*Partners:*
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Atlantic-Pacific Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

90 Grove Street, Suite 101
Ridgefield, CT 06877
*(203) 438-0161*

87 Old Ridgefield Road
Wilton, CT 06897
*(203) 762-2419*

51 Locust Avenue, Suite 303
New Canaan, CT 06840
*(203) 972-5191*

***Fax: (203) 431-3570*** ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by any other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

February 22, 2010
New Canaan, Connecticut

**SIPC-7T**
(27-REV 3/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**
(27-REV 3/09)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Altantic-Pacific Capital Inc.
102 Greenwich Ave, Ste 1
Greenwich, CT 06830-5547
Finra#04-8198

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Anthony Bossone 203-861-5480

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ( 983 )

$150 1/2009, $833 7/2009
Date Paid

C. Assessment balance due (833)

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ (833)

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ ______

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Atlantic-Pacific Capital Inc
(Name of Corporation, Partnership or other organization)

Anthony Bossone
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 11 day of February, 2010.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Reynolds & Rowella LLP

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
**Eliminate cents**

| **Item No.** | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 9,782,155 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Regulation D Private Placements | 9,782,155 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 0 |
| 2e. General Assessment @ .0025 | $ 150 (to page 1 but not less than $150 minimum) |



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